UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0722
Washington, D.C. 20549	Expires:	January 31, 2028
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FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 21, 2025

Energy Exploration Technologies Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0912748
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1624 Headway Circle, Suite 100, Austin, TX 78746

(Full mailing address of principal executive offices)

512-222-6677

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

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Item 3.	Material Modification to Rights of Securityholders

On March 21, 2025, the Company filed its Fifth Amended and Restated Certificate of Incorporation (the “Certificate”) of Energy Exploration Technologies Inc. (the “Company”) with the Department of Corporations of Puerto Rico, effecting a 2-for-1 forward stock split for all classes of shares, increasing the authorized and issued amount of common stock and decreasing the authorized and unissued amount of Series B Preferred Stock, pursuant to a written consent of the Requisite Holders and Majority Holders (as defined in the Certificate).

Exhibit Number	Description
2.6	Fifth Amended and Restated Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY EXPLORATION TECHNOLOGIES, INC.

By:	/s/ Teague Egan
Name:	Teague Egan
Title:	CEO

Date: March 25, 2025